Filed by Encana Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Encana Corporation

Commission File No. for Registration Statement

on Form S-4 filed by 1847432 Alberta ULC: 333-234526

Important Information for Investors and Securityholders

This communication is not intended to and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law. In connection with the proposed corporate reorganization that includes, among other things, the redomicile, Encana’s subsidiary 1847432 Alberta ULC, a predecessor to Ovintiv Inc. (“Ovintiv”), has filed a registration statement on Form S-4, which includes Ovintiv’s prospectus as well as Encana’s proxy statement (the “Proxy Statement/Prospectus”), with the U.S. Securities and Exchange Commission (the “SEC”) and Canadian securities regulatory authorities. The registration statement was declared effective by the SEC on December 11, 2019 and Encana plans to mail the definitive Proxy Statement/Prospectus to its shareholders and holders of its equity incentives on or about December 16, 2019 in connection with the proposed corporate reorganization. INVESTORS AND SECURITYHOLDERS OF ENCANA ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENCANA, OVINTIV, THE CORPORATE REORGANIZATION AND RELATED MATTERS. Investors and securityholders may obtain free copies of the definitive Proxy Statement/Prospectus and other documents filed with the SEC by Encana or Ovintiv through the website maintained by the SEC at www.sec.gov. Investors and securityholders will also be able to obtain free copies of the definitive Proxy Statement/Prospectus and other documents filed with Canadian securities regulatory authorities by Encana, through the website maintained by the Canadian Securities Administrators at www.sedar.com. In addition, investors and securityholders will be able to obtain free copies of the documents filed with the SEC and Canadian securities regulatory authorities on Encana’s website at www.encana.com or by contacting Encana’s Corporate Secretary.

Participants in the Solicitation

Encana and certain of its directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed corporate reorganization. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the securityholders of Encana in connection with the corporate reorganization, including a description of their respective direct or indirect interests, by security holdings or otherwise, is included in the definitive Proxy Statement/Prospectus described above filed with the SEC and Canadian securities regulatory authorities. Additional information regarding Encana’s directors and executive officers is also included in Encana’s Notice of Annual Meeting of Shareholders and 2019 Proxy Statement, which was filed with the SEC and Canadian securities regulatory authorities on March 14, 2019. This document is available free of charge as described above.

ENCANA CORPORATIONFORM OF PROXY FOR HOLDERS OF COMMON SHARESAND HOLDERS OF INCENTIVE AWARDS (COLLECTIVELY, “SECURITYHOLDERS”)FOR THE SPECIAL MEETING OF SECURITYHOLDERS TO BE HELD ONJANUARY 14, 2020 The undersigned securityholder of Encana Corporation (the “Corporation”), hereby appoints Clayton H. Woitas, Chairman of the Board, or, failing him, Douglas J. Suttles, Chief Executive Officer OR __________________________________________________________________________________________ Print the name of the person you are appointing if this person is someone other than the individuals listed above as proxyholder for the undersigned, to attend, act and vote on behalf of the undersigned in accordance with the below directions (or if no directions have been given, as the proxyholder sees fit) at the special meeting of the shareholders of the Corporation and holders of incentive awards of the Corporation (collectively, the “securityholders”) to be held on January 14, 2020 at the Oddfellows Building, Ballroom (Floor 4), 100 – 6th Avenue S.W., Calgary, Alberta, at 8:00 a.m. (MT) (the “Meeting”), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution. 1.    To vote FOR ☐ OR AGAINST ☐ the resolution to approve a series of reorganization transactions (the “Reorganization”), which will include (i) a plan of arrangement under Section 192 of the Canada Business Corporations Act involving, among others, the Corporation, securityholders of the Corporation and a wholly-owned subsidiary of the Corporation named Ovintiv Inc. (“Ovintiv”), pursuant to which, among other things, the Corporation will complete a share consolidation on the basis of one post-consolidation share for each five pre-consolidation shares, and Ovintiv will ultimately acquire all of the issued and outstanding common shares of the Corporation in exchange for shares of Ovintiv on a one-for-one basis and become the parent company of the Corporation and its subsidiaries (collectively, the “Arrangement”), and (ii) as soon as practicable following the Arrangement, Ovintiv migrating out of Canada and becoming a Delaware corporation; and 2. To vote FOR ☐ OR AGAINST ☐ the resolution to transact such other business as may properly come before the Meeting or any adjournment thereof. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this proxy will be voted FOR by Management’s appointees or, if you appoint another proxyholder, as that other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted before the Meeting, I/We authorize you to vote as you see fit. ___________________________________     ___________________________________ Signature(s)     Date Please sign exactly as your name(s) appear on this proxy. Please see reverse for instructions. All proxies must be received by 8:00 a.m. (MT), on January 10, 2020. All proxies must be received by 8:00 a.m. (MT), on January 10, 2020. All proxies must be received by 8:00 a.m. (MT), on January 10, 2020.

Notes to Proxy 1. This proxy must be signed by a holder or his or her attorney duly authorized in writing. If you are an individual, please sign exactly as your name appears on this proxy. If the holder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed. 2. If the securities are registered in the name of an executor, administrator or trustee, please sign exactly as your name appears on this proxy. If the securities are registered in the name of a deceased or other holder, the proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other holder must be attached to this proxy. 3. Some holders may own securities as both a registered and a beneficial holder; in which case you may receive more than one copy of the proxy statement/management information circular and prospectus of the Corporation dated December 11, 2019 (the “Proxy Statement/Prospectus”) and will need to vote separately as a registered and beneficial holder. Beneficial holders may be forwarded either a form of proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of securities they beneficially own. Beneficial holders should follow instructions for voting conveyed to them by their intermediaries. 4. If a security is held by two or more individuals, any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote at the Meeting. However, if one or more of them are present or represented by proxy, they must vote together the number of securities indicated on the proxy. 5. To be treated as valid, this form of proxy must be completed and received by AST TRUST COMPANY (CANADA) no later than 8:00 a.m. (MT), on January 10, 2020 via the pre-paid business reply envelope provided, or otherwise delivered to AST TRUST COMPANY (CANADA) , P.O. Box 721, Agincourt, Ontario M1S 0A1, Attention: Proxy Department, or, if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the reconvened meeting. 6. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the Meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided. All holders should refer to the Proxy Statement/Prospectus for further information regarding completion and use of this proxy and other information pertaining to the Meeting. This proxy is solicited by and on behalf of Management of the Corporation. How to Vote INTERNET TELEPHONE Go to Use any touch-tone phone, call toll free www.astvotemyproxy.com in Canada and United States Cast your vote online 1-888-489-5760 and follow the voice View Meeting documents instructions Internet voting is available 24 Telephone voting is available 24 hours a hours a day and will be day and will be accessible until 8:00 a.m. accessible until 8:00 a.m. (MT), (MT), on January 10, 2020. on January 10, 2020 To vote using your smartphone, please scan this QR Code To vote by telephone or Internet you will need your control number. If you vote by Internet or telephone, do not return this proxy. MAIL, FAX or EMAIL Complete and return your signed proxy in the envelope provided or send to: AST Trust Company (Canada) P.O. Box 721 Agincourt, ON M1S 0A1 You may alternatively fax your proxy to 416-368-2502 or toll free in Canada and United States to 1-866-781-3111 or scan and email to proxyvote@astfinancial.com All proxies must be received by 8:00 a.m. (MT), An undated proxy is deemed to be dated on the day it was received by AST. on January 10, 2020.

TO BE COMPLETED AND ENCLOSED IN ENVELOPE "B"

AST

1-866-580-7145 (toll free) or 1-416-682-3863
inquiries@astfinancial.com

LETTER OF TRANSMITTAL FOR EXCHANGE OF COMMON SHARES OF ENCANA CORPORATION FOR SHARES OF COMMON STOCK OF OVINTIV INC.

encana

Ovintiv

WHERE TO FORWARD YOUR LETTER OF TRANSMITTAL

The method of delivery of certificate(s) representing common shares ("**shares**") in the capital of Encana Corporation ("**Encana**") and all other required documents is at the election and risk of the owner. If you elect to send them by mail, it is recommended that you send them by certified or registered mail with return receipt requested. Delivery will be deemed effective only when received by AST Trust Company (Canada) ("AST").

By hand, Registered mail or Courier:	AST Trust Company (Canada) Attn: Corporate Actions Suite 1200, 1 Toronto Street Toronto, Ontario M5C 2V6	**By regular mail :**	AST Trust Company (Canada) Attn: Corporate Actions P.O. Box 1036 Adelaide Street Postal Station Toronto, Ontario M5C 2K4

❶ **ACCOUNT REGISTRATION:**

You must submit your original certificate(s) with this Letter of Transmittal. If your shares are held through the Direct Registration System ("DRS") or in Encana's dividend reinvestment plan ("DRIP"), you are only required to complete this Letter of Transmittal and have it delivered to the Depositary. If you are not in possession of your original certificate(s), please see Instruction ❷ on the back of this form and indicate in box ❷ under "Lost". You do not need to sign the back of the certificate(s).

❷ **CERTIFICATE / DRS ADVICE / DRIP INFORMATION**

Certificate No(s). / DRS Advice(s) / DRIP shares	Number of Shares	Lost
TOTAL CERTIFICATED/ DRS/DRIP SHARES:		
Shares Presented	______________	

❸ **THIS LETTER OF TRANSMITTAL MUST BE SIGNED BY ALL REGISTERED OWNERS**

Each registered owner must sign here exactly as the name(s) appear(s) in the account registration. If all registered owners have signed this Letter of Transmittal, no endorsements of certificate(s) or separate stock powers are required.

If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other acting in a fiduciary or representative capacity, it must be so indicated and proper evidence of authority, satisfactory to AST, must be submitted.

THE UNDERSIGNED REPRESENTS THAT I (WE) HAVE FULL AUTHORITY TO SURRENDER WITHOUT RESTRICTION THE CERTIFICATE(S)/DRS ADVICE(S) ENCLOSED HEREIN.

SIGNATURE:______________________________

SIGNATURE:______________________________

DATE:______________________________

Telephone number (required):______________________________

Email address:______________________________

Place Medallion Stamp Here
(If Required)

NOTE:

PLEASE REFER TO THE BACK OF THIS FORM FOR ADDITIONAL IMPORTANT INFORMATION AND INSTRUCTIONS ON COMPLETING THIS LETTER OF TRANSMITTAL

On October 31, 2019, Encana announced a proposed Reorganization, pursuant to which, among other things, (i) Encana will complete a share consolidation on the basis of one post-consolidation share for each five pre-consolidation shares, (ii) Ovintiv will ultimately acquire all of the issued and outstanding Encana common shares in exchange for shares of common stock of Ovintiv on a one-for-one basis. DRS advices representing Ovintiv common stock delivered to you in exchange for your Encana common shares pursuant to this Letter of Transmittal will reflect both the Encana share consolidation and the share exchange. For more information in respect of the Reorganization, please refer to the proxy statement/management information circular and prospectus of Encana dated December 11, 2019 (the "**Proxy Statement**"), which accompanies this Letter of Transmittal.

No fractional shares of Encana or Ovintiv shall be issued. In lieu of any fractional share that each registered Encana shareholder may be entitled to upon the consolidation of the Encana common shares, such registered Encana Shareholder will be deemed to receive: (a) with respect to any fraction equal to or greater than, the next highest whole number of Encana common shares; and (b) with respect to any fraction less than 0.5, the next lowest whole number of Encana common shares.

The Proxy Statement contains important information with respect to certain tax elections which may be available to shareholders of Encana in respect of the share exchange. Please refer to the Proxy Statement for more details in this regard.

INSTRUCTIONS FOR COMPLETING THE LETTER OF TRANSMITTAL 1 THIS SECTION CONTAINS YOUR CURRENT NAME AND ADDRESS AS THEY ARE REFLECTED ON OUR RECORDS. IF YOU NOW PERMANENTLY RESIDE AT A DIFFERENT ADDRESS, PLEASE SEE INSTRUCTION 5. 2 PLEASE COMPLETE THIS SECTION BY PROVIDING THE CERTIFICATE NUMBER(S)/DRS ADVICE ACCOUNT NUMBER(S) AND THE NUMBER AMOUNT OF SHARES REPRESENTED BY EACH CERTIFICATE/DRS ADVICE/DRIP. PLEASE CONTACT OUR SHAREHOLDER SERVICES UNIT AT 1-416-682-3863 OR TOLL-FREE AT 1-866-580-7145 TO CONFIRM THE LEGITIMACY OF YOUR CERTIFICATE(S)/DRS ADVICE(S) OR DRIP SHARES PRIOR TO REMITTING THE TRANSMITTAL MATERIAL. IF YOUR SHARES ARE HELD THROUGH DRS OR IN THE DRIP, YOU ARE ONLY REQUIRED TO COMPLETE THIS LETTER OF TRANSMITTAL AND HAVE IT DELIVERED TO THE DEPOSITARY. IF YOU ARE NOT IN POSSESSION OF SOME OR ALL OF YOUR CERTIFICATE(S), YOU MUST WRITE TO AST AT THE ADDRESS ON THE REVERSE SIDE TO REPORT THE LOSS. YOU WILL BE REQUIRED TO SUBMIT THE NECESSARY FORMS AND A CHEQUE FOR THE POSTING OF A SURETY BOND, THE DETAILS OF WHICH WILL BE PROVIDED BY AST. PLEASE NOTE THAT THIS FORM STILL MUST BE COMPLETED AND REMITTED ALONG WITH YOUR REPLACEMENT FORMS, BOND FEE, AND ANY ADDITIONAL CERTIFICATE(S) THAT MAY BE IN YOUR POSSESSION. 3 THIS SECTION MUST BE SIGNED AND DATED BY ALL REGISTERED OWNERS. OTHERWISE, YOUR TRANSMITTAL AND ACCOMPANYING DOCUMENTS WILL BE REJECTED AND SENT BACK TO YOU. 4 THIS SECTION SHOULD BE COMPLETED AND SECTION 3 SIGNED IF YOU WANT YOUR ENTITLEMENT TO BE ISSUED IN ANOTHER NAME. A MEDALLION SIGNATURE GUARANTEE WILL BE REQUIRED IN SECTION 3 (I.E., SIGNATURE IS GUARANTEED BY A BANK, BROKER OR OTHER FINANCIAL INSTITUTION THAT IS A MEMBER OF A SECURITIES TRANSFER ASSOCIATION-APPROVED MEDALLION PROGRAM SUCH AS STAMP, SEMP OR MSP). 5 THIS SECTION SHOULD BE COMPLETED IF (A) YOU NOW PERMANENTLY RESIDE AT A DIFFERENT ADDRESS THAN THE ADDRESS REFLECTED IN SECTION 1 OR (B) YOU WANT YOUR ENTITLEMENT TO BE MAILED TO AN ALTERNATE ADDRESS THAT IS DIFFERENT THAN THE ADDRESS REFLECTED IN SECTION 1 BUT THIS IS NOT A PERMANENT ADDRESS CHANGE. IF YOU NOW PERMANENTLY RESIDE AT A DIFFERENT ADDRESS, PLEASE FILL OUT SECTION 5 AND CHECK OFF THE BOX INDICATING A PERMANENT ADDRESS CHANGE. NO MEDALLION GUARANTEE WILL BE REQUIRED FOR A PERMANENT ADDRESS CHANGE. IF YOU WANT YOUR ENTITLEMENT TO BE MAILED TO AN ALTERNATE ADDRESS THAT IS DIFFERENT THAN THE ADDRESS REFLECTED IN SECTION 1 BUT THIS IS NOT A PERMANENT ADDRESS CHANGE, PLEASE FILL OUT SECTION 5 BUT DO NOT CHECK OFF THE BOX INDICATING A PERMANENT ADDRESS CHANGE. A MEDALLION SIGNATURE GUARANTEE WILL BE REQUIRED IN SECTION 3 (I.E., SIGNATURE IS GUARANTEED BY A BANK, BROKER OR OTHER FINANCIAL INSTITUTION THAT IS A MEMBER OF A SECURITIES TRANSFER ASSOCIATION-APPROVED MEDALLION PROGRAM SUCH AS STAMP, SEMP OR MSP) FOR DELIVERIES TO AN ALTERNATE ADDRESS THAT ARE NOT PERMANENT ADDRESS CHANGES. 4 SPECIAL ISSUANCE INSTRUCTIONS 5 ADDRESS CHANGE; SPECIAL DELIVERY INSTRUCTIONS To be completed ONLY if issuance is to be made in a name If you have completed this section, your signature on the face of this other than that shown in the “Account Registration” section on the reverse Letter of Transmittal may need to be guaranteed by a bank, broker side of this form. or other financial institution that is a member of a Securities If you have completed this section, your signature on the face of this Letter Transfer Association-approved medallion program such as STAMP, of Transmittal must be guaranteed by a bank, broker or other financial SEMP or MSP. Please see instruction 5. institution that is a member of a Securities Transfer Association-approved medallion program such as STAMP, SEMP or MSP. ISSUE TO: MAIL TO: NAME: NAME: Address: Address: SOCIAL SECURITY NUMBER OR TIN OF RECIPIENT: PLEASE CHECK THIS BOX IF THIS IS A PERMANENT CHANGE OF ADDRESS (SEE INSTRUCTION 5) All questions as to the validity, form and eligibility of any surrender of certificate(s) will be determined by AST or the issuer, and such determination shall be final and binding. AST or the issuer reserves the right to waive any irregularities or defects in the surrender of any certificate(s). A surrender will not be deemed to have been made until all irregularities have been cured or waived. If your certificate(s)/DRS advice(s) are registered in different names, a separate Letter of Transmittal must be submitted for each certificate/DRS advice. Additional Letters of Transmittal can be obtained by contacting AST at the numbers in instruction 2 above. If the Letter of Transmittal is signed by a person other than the registered owner (e.g., where the shares have been assigned), the Letter of Transmittal must be accompanied by a stock power guaranteed by a bank, broker or other financial institution that is a member of a Securities Transfer Association-approved medallion program such as STAMP, SEMP or MSP. Privacy Statement: At AST, an important part of our commitment to you is respect for your right to privacy. Keeping your information and affairs in strict confidence is a cornerstone of our business and an integral part of our commitment to service excellence. To learn more about our privacy policy, please visit our website at https://www.astfinancial.com/ca-en/privacy-policy.